UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

This Report on Form 6-K consists of (i) the Registrant’s press release issued on August 24, 2023, announcing its financial results for the three- and six-month periods ended June 30, 2023, which is attached hereto as Exhibit 99.1; (ii) the Registrant’s unaudited Interim Condensed Consolidated Financial Statements as of and for the period ended June 30, 2023, which are attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, which is attached hereto as Exhibit 99.3

The bullet points under the section titled “Key Financial Highlights for the Second Quarter of 2023” and the sections titled “Second Quarter of 2023 Operational Highlights and Recent Business Developments”, “Financial Results for the Three Months Ended June 30, 2023”, “Financial Results for the Six Months Ended June 30, 2023”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached as Exhibit 99.1,  the Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2023 attached as Exhibit 99.2, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023 attached as Exhibit 99.3, are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Alarum Technologies Ltd.’s press release issued on August 24, 2023, announcing its financial results for the three- and six-month periods ended June 30, 2023.
99.2	Alarum Technologies Ltd.’s Interim Condensed Consolidated Financial Statements (Unaudited) as of and for the six months ended June 30, 2023.
99.3	Alarum Technologies Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: August 24, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

2